                                                                    EXHIBIT 99.1

(VIVENDI LOGO)

                                                                November 9, 2004

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the third quarter and the first nine months of 2004 to `Balo' a French official bulletin for publication in accordance with French regulatory requirements.

       VIVENDI UNIVERSAL THIRD QUARTER AND FIRST NINE MONTHS 2004 REVENUES
                    SHOW GOOD PROGRESS ON A COMPARABLE BASIS


         - ON A COMPARABLE BASIS(1), THE REVENUES FOR THE THIRD QUARTER 2004 WERE UP 6%, AND 7% AT CONSTANT CURRENCY.

         - ON A COMPARABLE BASIS(1), THE REVENUES FOR THE FIRST NINE MONTHS OF 2004 WERE UP 5%, AND 7% AT CONSTANT CURRENCY.


Vivendi Universal's consolidated revenues for the third quarter of 2004 amounted to E4,703 million. On a comparable basis(1), third quarter 2004 revenues for Vivendi Universal increased 6%, and 7% at constant currency.

Vivendi Universal Entertainment (VUE) was deconsolidated as of May 11, 2004 as the result of the closing of the NBC-Universal transaction.

For the first nine months of 2004, Vivendi Universal reported revenues of E16,094 million. On a comparable basis(1), revenues were up 5% and 7% at constant currency.

THIS GOOD PERFORMANCE WAS ACHIEVED THROUGH THE RETURN TO REVENUE GROWTH AT UNIVERSAL MUSIC GROUP AND CANAL+ GROUP AND THE CONTINUED GROWTH AT SFR CEGETEL GROUP AND MAROC TELECOM.

-----------------------------
(1) Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg anD Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. These revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2003.

          COMMENTS FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM BUSINESSES
             FOR THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2004

MEDIA ACTIVITY: VIVENDI UNIVERSAL'S MEDIA ACTIVITY (CANAL+ GROUP, UNIVERSAL MUSIC GROUP AND VIVENDI UNIVERSAL GAMES) REVENUES FOR THE THIRD QUARTER OF 2004 AMOUNTED TO E2,077 MILLION, UP 2% ON A COMPARABLE BASIS(1) AND 4% ON A COMPARABLE BASIS(1) AT CONSTANT CURRENCY.

FOR THE FIRST NINE MONTHS OF 2004, VIVENDI UNIVERSAL'S MEDIA ACTIVITY REVENUES AMOUNTED TO E6,133 MILLION, DOWN 1% ON A COMPARABLE BASIS(1) AND UP 2% ON A COMPARABLE BASIS(1) AT CONSTANT CURRENCY.

CANAL+ GROUP (100% VIVENDI UNIVERSAL ECONOMIC INTEREST):

For the third quarter of 2004, Canal+ Group reported revenues of E850 million. Neutralizing the effect of changes in scope of consolidation, revenues were flat(2).

The revenues of French pay-television grew 1%. In September, for the fourth consecutive month, the Canal+ portfolio (including individual, collective and French overseas territories subscriptions) increased compared to the same period in 2003. Besides, its advertising revenues continued to grow over the period thanks to higher audience. In addition, the quarter revenues were positively impacted by the performance of CanalSatellite. In parallel, the period-on-period decrease in revenues for the movie business was mainly due to the strong performances of Working Titles films, such as Love Actually, during the third quarter of 2003.

For the first nine months of 2004, Canal+ Group reported revenues of E2,689 million. Neutralizing the effect of changes in scope of consolidation, period-on-period growth came to 4%(2).

The revenues of the Group's core business, French pay-television, grew 3%. As highlighted for the quarter, in September, for the fourth consecutive month, the Canal+ portfolio (including individual, collective and French overseas territories subscriptions) increased compared to the same period in 2003. In addition, the advertising revenues grew thanks to the higher audience. Over the period, CanalSatellite revenues grew strongly compared to the previous year.

In parallel, revenues for the Group's movie business increased 15%, driven by the releases of successful movies (Les Rivieres Pourpres 2, Podium, Fahrenheit 9/11) and the good performances on TV pre-sales of Les Rivieres Pourpres 2.

UNIVERSAL MUSIC GROUP (92% VIVENDI UNIVERSAL ECONOMIC INTEREST):

For the third quarter of 2004, Universal Music Group's (UMG's) revenues of E1,164 million were 4% above last year with strong sales growth in North America and the U.K. offsetting adverse currency movements and market weakness in continental Europe, Asia and Australia. At constant currency, revenues increased 8%.

Best sellers in the quarter were debut releases from Ashlee Simpson, Young Buck and Jo Jo, the NOW 16 compilation in the U.S. and an English language album from Hikaru Utada. Nelly simultaneously released two new albums in the quarter that debuted on the U.S. SoundScan(3) album chart at number 1 and number 2, a feat that had only previously been achieved in 1991 by UMG recording artists Guns N' Roses.

In the U.S., total album units sold by the industry as measured by SoundScan(3) increased 4% in the quarter versus last year with UMG outperforming the market with a 10% increase in market share to 31%.

For the first nine months of 2004, UMG's revenues of E3,233 million were 2% below last year primarily due to adverse currency movements. On a constant currency basis, revenues were up 3% with better than market performances particularly in North America and the U.K. more than offsetting

---------------------------
(2) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Benelux, etc...) as if these transactions had occurred at the beginning of 2003.

(3) Vivendi Universal cannot vouch for the accuracy of SoundScan data.

market weakness across most of continental Europe, Asia and Australia and lower sales in the Music Clubs and in Japan, where last year's success with international repertoire was not repeated.

Sales of digitized music, including ringtones were E57 million representing approximately 2% of total revenue.

Best sellers included Guns N' Roses Greatest Hits, new releases from D12, Kanye West and Ashlee Simpson and very strong carryover sales from Black Eyed Peas and Hoobastank. Unit sales of the top 15 best sellers were up 7% versus last year that included the extraordinary sales of the debut release by 50 Cent.

Major new release for the remainder of the year include new albums from Ashanti, Andrea Bocelli, Daniel Bedingfield, Busted, Elton John, Eminem, Gwen Stefani, Rammstein and U2 in addition to Greatest Hits from the Bee Gees, George Strait, Ronan Keating, Shania Twain and Toby Keith.

VIVENDI UNIVERSAL GAMES (99% VIVENDI UNIVERSAL ECONOMIC INTEREST):

For the third quarter of 2004, Vivendi Universal Games' (VUG's) revenues of E63 million were down against prior year by 18% (down 14% at constant currency). Best sellers in the quarter included the new release Crash Twinsanity, as well as steady sales of Riddick and the strong continuation of last year's highly successful Simpson's: Hit & Run. VUG's revenue decline is due to a tough comparison against a very lucrative product slate in 2003 including the September 2003 first release of Simpson's: Hit & Run as well as the strong performances of Warcraft III Expansion and Homeworld 2.

For the first nine months of 2004, VUG's revenues of E211 million were down against prior year by 33% (down 28% at constant currency) due to a tough comparison against a strong product line-up in 2003. Best sellers to date in 2004 included new releases Van Helsing, Counterstrike: Condition Zero, Baldur's
Gate: Dark Alliance II and Riddick, and very strong continuing sales of last year's highly successful Simpson's: Hit & Run.

Major new releases for the remainder of the year will include two highly anticipated games - the North American and Korean launch of the online massively multiplayer game World of Warcraft, as well as the global release of Half Life 2, the sequel to one of the most critically acclaimed PC titles in gaming history. Other major new releases include Leisure Suit Larry: Magna Cum Laude, Men of Valor, Tribes: Vengeance and Spyro: A Hero's Tail.

TELECOM ACTIVITY: VIVENDI UNIVERSAL'S TELECOM ACTIVITY (SFR CEGETEL GROUP AND MAROC TELECOM) REVENUES FOR THE THIRD QUARTER OF 2004 AMOUNTED TO E2,628 MILLION, UP 10% ON A COMPARABLE BASIS(1) AND 11% ON A COMPARABLE BASIS(1) AT CONSTANT CURRENCY.

FOR THE FIRST NINE MONTHS OF 2004, VIVENDI UNIVERSAL'S TELECOM ACTIVITY REVENUES AMOUNTED TO E7,511 MILLION, UP 11% ON A COMPARABLE BASIS(1) AND UP 12% ON A COMPARABLE BASIS(1) AT CONSTANT CURRENCY.

SFR CEGETEL GROUP (APPROXIMATELY 56% VIVENDI UNIVERSAL ECONOMIC INTEREST):

SFR Cegetel Group consolidated revenues for the third quarter of 2004 increased by 13%, and 10% on a comparable basis(4), to E2,188 million.

Mobile telephony achieved good performance with a revenue growth of 9%(5) (and 11% on a comparable basis) to E1,906 million, mainly reflecting the year on year increase in the customer base combined with a favorable mix evolution.

Fixed telephony revenues increased by 44% to E282 million (and 5% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet.

For the first nine months of 2004, SFR Cegetel Group consolidated revenues increased by 13%, and 12% on a comparable basis(4), to E6,301 million.

--------------------------
(4) Comparable basis illustrates the full consolidation of Telecom Developpement as if the merger had occurred at the beginning of 2003.

(5) Please note that because of the merger of SFR and Cegetel Groupe SA and to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the "fixed and other" line renamed "fixed and internet", to the "mobile" line. As a consequence, SFR Cegetel Group's breakdown of results by business differs from figures published in 2003.

Mobile telephony achieved a revenues growth of 10%(5) (and 12% on a comparable basis) to E5,423 million, mainly reflecting the year on year increase in the customer base combined with a favorable mix evolution.

The improved customer mix to 60.4% of postpaid, against 56.9% in the first nine months of 2003 combined with improved usage of data services led to an increase of 2% of the annual rolling blended ARPU(6) to E437.

Data revenues improved significantly up to 11% of network revenue for the first nine months of 2004, compared to 8.5% on the same period last year, mainly due to the increased volume of SMS sent by SFR customers but also the positive contribution from Vodafone Live! with more than 1,440,000 customers to the multimedia service portal at the end of September 2004, only 11 months after launch.

Fixed telephony and Internet revenues increased by 41%(5) to E878 million (and 7% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet along with strong performances of Cegetel corporate division. The corporate division just signed a 5-year deal of E60 million to connect the IT networks of 2,000 premises at EDF and Gaz de France.

Cegetel achieved also excellent performances on the broadband Internet market during the third quarter of 2004 with 9%(7) of market net adds. Cegetel ends September with approximately 470,000 DSL customer lines including wholesale and more than 120,000 DSL retail customer lines.

Cegetel's effort to roll-out a broadband Internet network since the beginning of the year has also been translated into the number of unbundled lines representing 15%(8) of French market unbundled lines at end September 2004 against 7% at end June.

MAROC TELECOM (35% VIVENDI UNIVERSAL ECONOMIC INTEREST):

For the third quarter of 2004, Maroc Telecom revenues amounted to E440 million, up 14% (and up 12% at constant currency and on a comparable basis(9)).

Mobile revenues achieved a very good performance with revenue growth of 21% (+19% at constant currency and on a comparable basis) driven by continuing growth of its customer base (+9%) and a good performance of the prepaid ARPU(10).

Fixed telephony and internet revenues decreased for the third quarter by 1% (-2% at constant currency and on a comparable basis). This decline is due to a tariff reduction on leased lines prices applied retroactively back to January 1(st) 2004, impacting mainly the level of services invoiced by the fixed activity to the mobile one. Not taking into account this tariff reduction, revenues increased by +4% mainly explained by higher customer base compared to last year and a monthly fee tariff increase as from August 1(st) ,2004, compensating a decrease of the average traffic by user.

For the first nine months of 2004, Maroc Telecom revenues increased by 10% to E1,210 million (+12% at constant currency on a comparable basis(9)).

Mobile revenues increased at the end of September by 18% (+19% at constant currency on a comparable basis) driven by continuing growth of its of its customer base (+19%), reaching 6 million customers and a good performance of prepaid ARPU(10) in progress of 1% (96% of customer base). Revenues growth was also sustained by the handset sales linked to the acquisition of new customers, the growth of roaming communication reflecting a good tourist season, and the progress of incoming international communications.

Fixed telephony and internet revenues decreased by 3% (-2% at constant currency on a comparable basis). Excluding the leased lines tariff reduction, revenues increased by +2% explained by higher

-------------------------
(6) ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

(7) Cegetel 2004 third quarter ADSL retail net sales divided by market data disclosed by ART on October 15th, 2004.

(8) Cegetel number of ADSL unbundled lines at end September 2004 divided by market data disclosed by ART on October 15th, 2004.

(9) Comparable basis illustrates the effect of the full consolidation of Mauritel as if it had occurred at the beginning of 2003.

(10) Maroc Telecom ARPU (average revenue per user) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by the average customer base over the period.

customer base (reaching 1.3 million customers), incoming international traffic, the success of ADSL, and despite a decline of the average traffic by user.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that : proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does have any obligation, to provide updates or to revise any forward-looking statements.

CONTACTS :

MEDIA                          INVESTOR RELATIONS
PARIS                          PARIS
Antoine Lefort                 Daniel Scolan
+33 (0) 1 71 71 11 80          +33 (0) 171 71 32 91
Agnes Vetillart                Laurence Daniel
+33 (0) 1 71 71 30 82          +33 (0) 171 71 12 33
Alain Delrieu                  Edouard Lassalle
+33 (0) 1 71 71 10 86          +33 (0) 171 71 30 45
NEW YORK                       NEW YORK
Flavie Lemarchand              Eileen McLaughlin
+(1) 212.572.1118              +(1) 212.572.8961

                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (French GAAP, unaudited)

                                COMPARABLE BASIS

COMPARABLE BASIS ESSENTIALLY ILLUSTRATES THE EFFECT OF THE DIVESTITURE OF VIVENDI UNIVERSAL ENTERTAINMENT (VUE), OF THE DIVESTITURES AT CANAL+ GROUP (TELEPIU, CANAL+ NORDIC, CANAL+ BENELUX ETC...), VUP (COMAREG AND ATICA & SCIPIONE) AND OF VIVENDI TELECOM HUNGARY, KENCELL AND MONACO TELECOM, THE ABANDONMENT OF INTERNET OPERATIONS AND INCLUDES THE FULL CONSOLIDATION OF TELECOM DEVELOPPEMENT AT SFR CEGETEL GROUP AND OF MAURITEL AT MAROC TELECOM AS IF THESE TRANSACTIONS HAD OCCURRED AT THE BEGINNING OF 2003. THESE REVENUES ARE NOT NECESSARILY INDICATIVE OF THE COMBINED REVENUES THAT WOULD HAVE OCCURRED HAD THE EVENTS ACTUALLY OCCURRED AT THE BEGINNING OF 2003.

                                 3rd quarter ended September 30,           Nine months ended September 30,
                              --------------------------------------   ---------------------------------------
                                                            % Change                                 % Change
                                                               at                                        at
                                                      %     constant                           %      constant
(In millions of euros)         2004       2003     Change   currency     2004       2003    Change    currency
                               ----       ----     ------   --------     ----       ----    ------    --------
REVENUES
 Canal+ Group                 E   831    E   831       0%         1%   E  2,584   E  2,489      4%        4%
 Universal Music Group          1,164      1,115       4%         8%      3,233      3,283     -2%        3%
 Vivendi Universal Games           63         77     -18%       -14%        211        317    -33%      -28%
                                -----      -----      --         --      ------     ------     --        --
 MEDIA                        E 2,058    E 2,023       2%         4%   E  6,028   E  6,089     -1%        2%
 SFR Cegetel Group              2,188      1,982      10%        10%      6,301      5,647     12%       12%
 Maroc Telecom                    440        399      10%        12%      1,241      1,135      9%       12%
                                -----      -----      --         --      ------     ------     --        --
 TELECOM                      E 2,628    E 2,381      10%        11%   E  7,542   E  6,782     11%       12%
 Other (a)                         (6)        12      na*        na*        (7)         20     na*       na*
                                -----      -----      --         --      ------     ------     --        --
 TOTAL VIVENDI UNIVERSAL      E 4,680    E 4,416       6%         7%   E 13,563   E 12,891      5%        7%
                                =====      =====      ==         ==      ======     ======     ==        ==

   *na: non applicable.

                                AS PUBLISHED (B)

                                                 3rd quarter ended           Nine months ended
                                                   September 30,               September 30,
                                               ----------------------       -------------------
(In millions of euros)                          2004           2003           2004        2003
----------------------                          ----           ----           ----        ----
REVENUES
 Canal+ Group                                  E   850        E   969       E  2,689   E  3,184
 Universal Music Group                           1,164          1,115          3,233      3,283
 Vivendi Universal Games                            63             77            211        317
                                                 -----          -----         ------     ------
 MEDIA                                         E 2,077        E 2,161       E  6,133   E  6,784
 SFR Cegetel Group                               2,188          1,941          6,301      5,553
 Maroc Telecom                                     440            387          1,210      1,101
                                                 -----          -----         ------     ------
 TELECOM                                       E 2,628        E 2,328       E  7,511   E  6,654
 Other (a)                                          (2)           109            123        434
                                                 -----          -----         ------     ------
 TOTAL VIVENDI UNIVERSAL                       E 4,703        E 4,598       E 13,767   E 13,872
                                                 =====          =====         ======     ======
(EXCLUDING VUE AND VUP ASSETS SOLD IN 2003)
 Vivendi Universal Entertainment (c)                --          1,305          2,327      4,267
 VUP assets sold in 2003 (d)                        --             --             --        128
                                                 -----          -----         ------     ------
 TOTAL VIVENDI UNIVERSAL                       E 4,703        E 5,903       E 16,094   E 18,267
                                                 =====          =====         ======     ======

   *na: non applicable.

(a) "Other" corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions. On a comparable basis, it does not include, among others, Atica & Scipione, Vivendi Telecom Hungary, Kencell, Monaco Telecom nor Internet operations.

(b)      As they will be published in BALO on November 10, 2004.

(c) Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80 % of Vivendi Universal's interest in this company.

(d)      Corresponds to Comareg sold in May 2003.

                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (French GAAP, unaudited)

                                    PRO FORMA

THE PRO FORMA INFORMATION ILLUSTRATES THE EFFECT OF THE DIVESTITURES OF VUE IN MAY 2004, OF TELEPIU IN APRIL 2003 AND OF COMAREG IN MAY 2003 AS IF THESE TRANSACTIONS HAD OCCURRED AT THE BEGINNING OF 2003. THESE REVENUES ARE NOT NECESSARILY INDICATIVE OF THE COMBINED REVENUES THAT WOULD HAVE OCCURRED HAD THE EVENTS ACTUALLY OCCURRED AT THE BEGINNING OF 2003.

                                      3rd quarter ended September 30,             Nine months ended September 30,
                                 ----------------------------------------    ----------------------------------------
                                                                 % Change                                    % Change
                                                                    at                                          at
                                                          %      constant                           %        constant
(In millions of euros)             2004        2003    Change    currency      2004        2003    Change    currency
----------------------             ----        ----    ------    --------      ----        ----    ------    --------
REVENUES
  Canal+ Group                     3 850      3 969      -12%      -11%      E  2,689   E  2,873      -6%        -6%
  Universal Music Group            1,164      1,115        4%        8%         3,233      3,283      -2%         3%
  Vivendi Universal Games             63         77      -18%      -14%           211        317     -33%       -28%
                                   -----      -----       --        --         ------     ------      --         --
  MEDIA                          E 2,077    E 2,161       -4%       -1%      E  6,133   E  6,473      -5%        -3%
  SFR Cegetel Group                2,188      1,941       13%       13%         6,301      5,553      13%        13%
  Maroc Telecom                      440        387       14%       15%         1,210      1,101      10%        12%
                                   -----      -----       --        --         ------     ------      --         --
  TELECOM                        E 2,628    E 2,328       13%       13%      E  7,511   E  6,654      13%        13%
  Other (a)                           (2)       109       na*       na*           123        434     -72%       -70%
                                   -----      -----       --        --         ------     ------      --         --
  TOTAL VIVENDI UNIVERSAL        E 4,703    E 4,598        2%        4%      E 13,767   E 13,561       2%         3%
                                   =====      =====       ==        ==         ======     ======      ==         ==

   *na: non applicable.

(a) "Other" corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.